Exhibit 24 Confirming Statement

This Statement confirms that the undersigned, Richard L. Cooley, has authorized and designated Debra Robinson to execute and file on the undersigned's behalf all Forms 3, 4, and 5 (including any amendments thereto) that the undersigned may be required to file with the U.S. Securities and Exchange Commission as a result of the undersigned's ownership of or transactions in securities of
Monarch Casino & Resort, Inc.  The authority of Debra Robinson under this
Statement shall continue until the undersigned is no longer required to file
Forms 3, 4, and 5 with regard to her ownership of or transactions in securities of Monarch Casino & Resort, Inc., unless earlier revoked in writing. The undersigned acknowledges that Debra Robinson is not assuming any of the undersigned's responsibilities to comply with Section 16 of the Securities
Exchange Act of 1934.

Date: 4/4/2016

/s/ Richard L. Cooley
Richard L. Cooley